

17006033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 E. 2nd Street, Fenton Building, Suite 200
(No. and Street)

Jamestown	New York	14702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicole Genberg, (716) 484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rizzo DiGiacco Hern & Baniewicz, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69b Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Overcash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc., as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel R Overcash
Signature

CEO
Title

Alexandra C Gatto
Notary Public

ALEXANDRA C GATTO
Notary Public - State of New York
NO. 01GA6242775
Qualified in Chautauqua County
My Commission Expires Jun 13, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

BODELL OVERCASH ANDERSON & CO., INC.
INDEX TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bodell Overcash Anderson & Co., Inc.:

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co., Inc. (a New York State Corporation) as of September 30, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co., Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including the Schedule of Management, General and Administrative Expenses, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, in the accompanying exhibits has been subjected to audit procedures performed in conjunction with the audit of Bodell Overcash Anderson & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford, New York

November 23, 2016

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2016

Assets:

Cash and cash equivalents	$	48,310
Commissions receivable		52,953
Prepaid expenses		4,692
Restricted deposits		10,000
Security deposit		1,400
Note receivable		33,455
Property and equipment, net		4,900
Total Assets	$	155,710

Liabilities and Shareholders' Equity:

Liabilities:

Accounts payable	$	12,394
Accrued payroll and benefits		49,247
Total Liabilities		61,641

Shareholders' Equity:

Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding		43,500
Additional paid-in capital		3,436
Retained earnings		47,133
Total Shareholders' Equity		94,069
Total Liabilities and Shareholders' Equity	$	155,710

See accompanying notes to financial statements

Bodell Overcash Anderson & Co., Inc.
Statement of Income
For the Year Ended September 30, 2016

Revenue:	
Commissions income	$ 367,031
Mutual fund fees	309,991
Investment advisory income	139,941
Interest income	3,340
Rebate income	5,702
Total Operating Revenue	826,005
Expenses:	
Commission expense	470,424
Employee compensation and benefits	139,798
Communications and technology expense	38,684
Occupancy and equipment expense	45,203
Management, general, and administrative expenses	131,522
Total Expenses	825,631
Net Income	$ 374

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - September 30, 2015	$ 43,500	$ 3,436	$ 46,759	$ 93,695
Net Income	-	-	374	374
Balance - September 30, 2016	$ 43,500	$ 3,436	$ 47,133	$ 94,069

See accompanying notes to financial statements

Bodell Overcash Anderson & Co., Inc.
Statement of Cash Flows
For the Year Ended September 30, 2016

Cash Flows from Operating Activities:	
Net Income	$ 374
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	623
Decrease (increase) in commissions receivable	(31,920)
Decrease (increase) prepaid expenses	865
Increase (decrease) in accounts payable and accrued payroll	26,043
Total Adjustments	(4,389)
Net Cash Used In Operating Activities	(4,015)
Net Cash Utilized by Investing Activities:	
Increase in note receivable	(33,455)
Net Change in Cash and Cash Equivalents	(37,470)
Cash and Cash Equivalents - Beginning of Year	85,780
Cash and Cash Equivalents - End of Year	$ 48,310

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Customers' securities transactions are recorded on the settlement date, with related commissions income and expense recorded on the trade date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Restricted Deposits – Restricted deposits represent cash and cash equivalents segregated in separate accounts as required by the Company's clearing agreement.

Revenue Recognition – The Company's fees for executing a trade are recorded as commission revenue on a trade date basis. Commissions earned but not yet received are accrued on the trade date.

Investment advisory income is recognized as earned based on the respective account balance.

Commissions Receivable – The Company has commissions receivable that arise from the buying and selling of financial instruments for its clients in the amount of $52,953 as of September 30, 2016. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

Subsequent Events - The Company has evaluated for subsequent events through the date of the registered independent accountant's report, which is the date the financial statements were made available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line method over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No such items have been recorded in 2016. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Current and deferred taxes are recorded when determined to be material to the financial statements. There were no current or deferred taxes recorded as of September 30, 2016.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2016 were $2,663.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, and accounts payable. At September 30, 2016, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2016 to be Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2016

Computers and Equipment	$ 30,061
Leasehold Improvements	5,544
	35,605
Less: Accumulated depreciation	(30,705)
	$ 4,900

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $27,037 which was $22,037 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 2.28 to 1.

5. NET ÇAPITAL REQUIREMENTS (CONT'D)

Effective December 5, 2014, the Company amended its membership agreement with Financial Industry Regulatory Authority (FINRA). Subsequent to that date, the Company claimed exemption under 17 CFR 240 15C3-3 (k)(2)(ii) as its only exemption.

6. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. The Company made contributions in the amount of $5,850 to the Plan for the year ended September 30, 2016.

The Company began a Health Savings Account in October 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

7. OPERATING LEASES

The Company has entered into a three year operating lease for its Jamestown, NY office with monthly payments in the amount of $1,700. The lease expired in August 2016 and continued on a month to month basis thereafter. The Company has entered into a two year operating lease agreement for its Lockport, NY office with monthly payment in the amount of $1,130.98. The lease expired in September 2014 and continued on a month to month basis thereafter. The Company entered into a three year operating lease agreement for its Fredonia, NY office with monthly payments in the amount of $700. The lease expired in September 2013. Beginning October 1, 2013, the Company is renting this space on a month to month basis.

On February 22, 2016, the Company entered into a four year operating lease agreement for certain office equipment with monthly payments in the amount of $146.

Rent expense under the premises leases and equipment leases for the year ended September 30, 2016 was $42,484.

Minimum annual rentals due under the above non-cancelable operating leases are as follows for the year ending:

September 30	Amount
2017	$ 1,752
2018	1,752
2019	1,752
2020	876

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commissions receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments. These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

9. NOTE RECEIVABLE

The Company advanced $37,500 to an employee during fiscal 2016. This 3.50% note is payable over sixty months. The balance at September 30, 2016 is $33,455. The amount of principal payments due to the Company in each of the next five years is as follows: 2017 - $7,706; 2018 - $7,412; 2019 - $7,676; 2020 - $7,949; 2021 - $2,712.

Bodell Overcash Anderson & Co., Inc.
Schedule of Management, General, and Administrative Expenses
For the Year Ended September 30, 2016

Legal expenses and arbitration costs	$ 33,188
Travel, meals and entertainment	34,799
Professional services	16,691
FINRA membership	15,937
Office supplies and expenses	9,311
Subscriptions	5,530
Dues, fees, and assessments	4,567
Maintenance	4,321
Property and liability insurance	3,582
Advertising expense	2,663
Continuing education	933
	$ 131,522

See accompanying notes to financial statements

Bodell Overcash Anderson & Co., Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2016

1.	Total ownership equity from Statement of Financial Condition	$ 94,069
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	94,069
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	94,069
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(67,032)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	27,037
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 27,037

Continued on next page

Bodell Overcash Anderson & Co., Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2016
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$	4,111
12.	Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
13.	Net capital requirement (greater of line 11 or 12)	$	5,000
14.	Excess net capital (line 10 less line 13)	$	22,037
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	20,873

Computation of Aggregate Indebtedness

16.	Total liabilities from Statement of Financial Condition	$	61,641
17.	Add:		
	A. Drafts for immediate credit		-
	B. Market value of securities borrowed for which no equivalent value is paid or credited		-
	C. Other unrecorded amounts		-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts		-
19.	Total aggregate indebtedness	$	61,641
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		228%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Reconciliation with Company's computation of net capital included in Part II of Form X-17A-5
as of Septebmer 30, 2016

Net capital, as reported in Company's Part II (unaudited) focus report	$	42,898
Increase in non-allowable assets		(15,861)
Net capital per audited financial statement	$	27,037

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2016

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bodell Overcash Anderson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption claimed under C.F.R. §240.15c3-3(k), in which (1) Bodell Overcash Anderson & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodell Overcash Anderson & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Bodell Overcash Anderson & Co., Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Bodell Overcash Anderson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodell Overcash Anderson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford, NY

November 23, 2016

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

BODELL OVERCASH ANDERSON & CO. INC.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k)
SEPTEMBER 30, 2016

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") for the entire year ended September 30, 2016.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(ii)) throughout the entire year ended September 30, 2016 as described in paragraph (d)(4)(iii) of this section without exception.

Daniel Overcash

Daniel Overcash

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Bodell Overcash Anderson & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Bodell Overcash Anderson & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bodell Overcash Anderson & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Bodell Overcash Anderson & Co., Inc.'s management is responsible for Bodell Overcash Anderson & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo DiGiacco Hern : Baniewicz CPA's

Pittsford, NY

November 23, 2016

Rizzo, DiGiacco, Hern & Baniewicz, CPAs
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.662.5046 * Fax 585.662.5153
www.rizzodigiacco.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mailed Check 11-2-16
for $408.00

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 823

B. Less payment made with SIPC-6 filed (exclude interest) (415)

4/27/16
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 408

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 408

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 408

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOA
(Name of Corporation, Partnership or other organization)

John Anderson
(Authorized Signature)

Dated the 28 day of October, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Code = Line #
Focus Report IIA
12/31/2015 + 3/31/2016 + 6/30/2016 + 9/30/2016
203,177 208,910 206,470 207,544

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01/2015 and ending 9/30/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 826,101

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Line 3952 "No Loss" ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. Line 3970 - 496,926

12/13/2015 3/31/2015 6/30/2015 9/30/15

(2) Revenues from commodity transactions. 119,287 + 126,666 + 134,572 + 116,401 ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

Line 3952

(5) Net gain from securities in investment accounts. 0 + 0 + 0 + 0 ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 496,926

2d. SIPC Net Operating Revenues $ 329,175

2e. General Assessment @ .0025 $ 823

(to page 1, line 2.A.)